FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

September 3, 2009

Item 3: News Release:

A news release dated and issued on September 3, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp. Announces Appointment of Christopher Davies to Technical Committee

Item 5: Full Description of Material Change:

September 3, 2009 Vancouver, Canada – Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is pleased to announce the appointment of Christopher Davies, B.Sc., M.Sc., D.I.C., to its Technical Committee. Mr. Davies has extensive global experience in gold and Platinum Group Metal (PGM) operations, exploration and mine development, with particular emphasis on southern Africa. Mr. Davies spent nearly 20 years with Lonmin plc, serving as Technical Director in South Africa from 1991 to 1998, Group Technical Director in the London office from 1998 to 2004, and Vice President: Exploration and Business Development until the end of 2008. He was closely involved with the expansion of Lonmin’s PGM production and rationalisation of its gold mines in Zimbabwe, as well as a number of evaluations of potential gold and PGM acquisition targets. Mr. Davies has negotiated, executed and managed exploration and development agreements with both the junior and major mining sectors, and with governments, in a number of countries. He has also served on the boards of public companies in South Africa and Australia.

Harry Barr, President and CEO stated: “Mr. Davies will add significantly to the technical and commercial capabilities of the Company, particularly with respect to those countries in Africa where PFN management believes there is excellent potential for new PGM discoveries. Specifically, we have asked Mr. Davies to assist us to locate and acquire high quality properties in South Africa, Zimbabwe and Tanzania. We believe this region has excellent mineral potential as well as the economic framework required for the successful development of new discoveries.”

The addition of Mr. Davies adds a wealth of knowledge and experience, particularly in sub-Saharan Africa, to PFN’s Technical Committee. Together with John Royal and John Londry, two highly experienced former officers of the Company, the Technical Committee will guide the Company in its new strategy of focussing on more advanced project acquisitions.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 3rd day of September 2009.